UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

February 13, 2012

Via e-mail:

Mr. Dan Caruso

Chief Executive Officer

Zayo Group LLC

400 Centennial Parkway

Suite 200

Louisville, CO 80027

Re:	Zayo Group LLC

Form 10-K for the fiscal year ended June 30, 2011

Filed September 9, 2011

File No. 333-169979

Dear Mr. Caruso:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue and trade receivables, page 29

1.	You disclose that fees billed in connection with customer installations and other up-front charges are deferred and recognized as revenue ratably over the contract life. It appears that you may have revenue arrangements that include multiple deliverables. Please tell us about the significant provisions of your revenue arrangements. Tell us how you applied the guidance in ASC 605-25 in identifying the deliverables and determining the units of accounting. Also tell us how you applied the accounting literature in determining the appropriate revenue recognition method for units of accounting which include customer installation and up front charges.

Mr. Dan Caruso

Zayo Group LLC

February 13, 2012

Adjusted EBITDA, page 42

2.	Since you use EBITDA and Adjusted EBITDA as liquidity measures in addition to performance measures, you should also reconcile these non-GAAP measures to Cash Flows from Operations. In addition you should include a prominent presentation of amounts for the three major categories of the statement of cash flows for each period. Please refer to the guidance in Conditions for Use of Non-GAAP Financial Measures at www.sec.gov/rules/final/33-8176.htm. Also refer to Question 102.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial measures at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel

Assistant Director